SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      CCC INFORMATION SERVICES GROUP, INC.
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                                (Name of Issuer)

                          Common stock, $0.10 par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    12487Q198
                             ----------------------
                                 (CUSIP Number)

James M. Better                                 Drake S. Tempest, Esq.
Capricorn Investors II, L.P.                    O'Melveny & Myers LLP
c/o Capricorn Holdings, LLC                     The Citicorp Center
30 East Elm Street                              153 East 53rd Street, 54th Floor
Greenwich, Connecticut  06830                   New York, New York 10022-4611
(203) 861-6600                                  (212) 326-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Capricorn Investors II, L.P.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          1,337,000
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  1,337,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,337,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Capricorn Holdings, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          1,337,000
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  1,337,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,337,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Herbert S. Winokur, Jr.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          1,337,000
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  1,337,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,337,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

         This  Schedule  13D/A  (Amendment  No. 1) amends  and  supplements  the
Statement  on  Schedule  13D dated  July 22,  1998 (the  "STATEMENT"),  filed by
Capricorn Investors II, L.P. ("CAPRICORN II"), Capricorn Holdings, LLC ("CAPRICORN HOLDINGS") and Herbert S. Winokur, Jr. ("WINOKUR") with respect to the common stock, $0.10 par value ("COMMON STOCK") of CCC Information Services Group Inc. (the "COMPANY"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Statement is hereby amended by adding the following:

         Capricorn II has purchased 1,337,000 shares of Common Stock at a purchase price of $18.34 per share, 72 shares of the Company's Series C Cumulative Redeemable Preferred Stock ("SERIES C PREFERRED STOCK") at a purchase price of $1,000 per share and 407 shares of the Company's Series D Cumulative Redeemable Preferred Stock ("SERIES D PREFERRED STOCK") at a purchase price of $1,000 per share, for an aggregate purchase price of $24,999,580 for all shares purchased, plus accrued and unpaid dividends through July 21, 1998 on the Series C Preferred Stock and Series D Preferred Stock. The funds required to purchase the Common Stock, the Series C Preferred Stock and the Series D Preferred Stock were provided by capital contributed to Capricorn II by its partners.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby amended by adding the following:

         On August 7, 1998, Capricorn II and White River Venture closed the Acquisition. In connection with the closing, Capricorn II acquired direct record and beneficial ownership of 1,337,000 shares of Common Stock and Capricorn Holdings and Winokur acquired indirect beneficial ownership of such Common Stock. Capricorn II also acquired 72 shares of Series C Preferred Stock and 407 shares of Series D Preferred Stock. Based upon 25,021,887 shares of Common Stock issued and outstanding on June 30, 1998 (as reported in response to an inquiry to the Company), and determined without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares, the shares of Common Stock acquired by Capricorn II are equal to approximately 5.34% of the number of outstanding shares of Common Stock. Capricorn II, Capricorn Holdings and Winokur, may be deemed to share the power to vote and direct the disposition of the shares of Common Stock to be so acquired.

         Except as set forth herein and in the Statement, none of the reporting persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D (Amendment No. 1).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Statement is hereby amended by adding the following:

         At the closing of the Acquisition, White River Ventures and Capricorn II entered into the Shareholders Agreement in the form annexed as Exhibit 2 to the Statement. The Shareholders Agreement provides that Capricorn II and White River Ventures will vote all Common Stock now or hereafter acquired by them, and will take all reasonable action as shareholders of the Company to cause, the election to the board of directors of the Company of one individual designated from time to time by Capricorn II and any individuals designated from time to time by White River Ventures. Capricorn II's rights described in the preceding sentence may be exercised only so long as Capricorn II owns at least 80% of the Common Stock acquired by Capricorn II pursuant to the Stock Purchase Agreement. The Shareholders Agreement also provides the parties with certain rights relating to dispositions of Common Stock, including mutual "tag along" rights and mutual first offer rights with respect to sales of such stock by the parties and, in White River Ventures' case, "drag along" rights entitling White River Ventures to require the reporting persons to sell such shares in connection with sales by White River Ventures to the same purchaser and on substantially the same terms and conditions. Reference is made to the Shareholders Agreement filed as Exhibit 2 to the Statement for a complete statement of the terms thereof.

         By virtue of their execution of the Shareholders Agreement, the reporting persons and White River Ventures may be deemed to constitute a "group" within the meaning of Rule 13d- 5(b)(1) under the Act and, as such, each member of the group would be deemed to own beneficially all shares held, in the aggregate, by all group members. Pursuant to Rule 13d-4, the reporting persons disclaim beneficial ownership of the Common Stock held by White River Ventures.

         In connection with the closing of the Acquisition, Capricorn II also executed an Acknowledgment that the Common Stock acquired by Capricorn II is subject to the Amended and Restated Stockholders Agreement described in Item 6 of the Statement. A copy of the Acknowledgment in the form executed by Capricorn II was filed as Exhibit 3 to the Statement. The reporting persons disclaim membership in a group with the Stockholders and disclaim beneficial ownership of the Common Stock held by the Stockholders who are parties to the Amended and Restated Stockholders Agreement.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 11, 1998




CAPRICORN INVESTORS II, L.P.


By Capricorn Holdings, LLC,
     its General Partner



By: /s/ HERBERT S. WINOKUR, JR.
   ---------------------------------------------
        Herbert S. Winokur, Jr., Manager

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 11, 1998




CAPRICORN HOLDINGS, LLC




By: /s/ HERBERT S. WINOKUR, JR.
   ---------------------------------------
        Herbert S. Winokur, Jr., Manager

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  August 11, 1998




By: /s/ HERBERT S. WINOKUR, JR.
   -----------------------------------
        Herbert S. Winokur, Jr.